UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-27400

CINRAM INTERNATIONAL INCOME FUND

(Exact name of registrant as specified in its charter)

2255 MARKHAM ROAD
SCARBOROUGH, ONTARIO
CANADA M1B 2W3
416 298 8190

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☒
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

A. Cinram International Income Fund (the “Fund”), as successor to Cinram International Inc. (“Cinram”) pursuant to a statutory plan of arrangement effected May 5, 2006 resulting in the conversion of Cinram into the Fund, first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 8, 1996.

B. The Fund has filed all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this form, and as successor to Cinram has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Neither the Units nor Cinram’s common shares have been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Fund maintains a listing of the Units on the Toronto Stock Exchange (the “TSX”) located in Toronto, Canada. The TSX is the primary trading market for the Units.

B. The date of initial listing of the Units on the TSX was May 5, 2006. The Fund has maintained a listing of the Units on the TSX for at least the 12 months preceding the filing of this Form. Cinram’s common shares were listed on the TSX from May 10, 1986 until May 4, 2006.

C. During the recent 12-month period beginning June 6, 2006 and ending June 6, 2007 trading on the TSX constituted 100% of the trading of the Units in on-exchange transactions.

Item 4. Comparative Trading Volume Data

A. The 12-month period relied upon starts June 6, 2006 and includes June 6, 2007 as the last day (the “recent 12-month period”).

B. For the recent 12-month period, the average daily trading volume of the Units in the United States was 9,179 Units, and the average daily trading volume of on-exchange transactions worldwide was 268,612.

C. For the recent 12-month period the average daily trading volume of the Units in the United States was 3.4 percent of the average daily trading volume of on-exchange transactions of the Units on a worldwide basis.

D. The Units have never been listed on a national securities exchange or inter-dealer quotation system in the United States. Cinram delisted its common shares from the NASDAQ Stock Market on January 1, 2001.

E. The Fund has never established and has never terminated a sponsored American depository receipt facility regarding the Units or Cinram’s common shares.

F. The Fund determined the on-exchange and off-exchange trading volume information of the Units from data reported by Bloomberg Professional Service (“Bloomberg”). Bloomberg is a commercial provider of financial market information. See Exhibits 4.1 and 4.2 to this Form 15F.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Fund published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act on June 13, 2007. A copy of the notice was submitted under cover of a Form 6-K on June 13, 2007.

B. The notice was disseminated in the United States by Canada Newswire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Fund will publish the information required under Rule 12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 4.1	Daily trading volume of the Units in the United States for the recent 12-month period.
Exhibit 4.2	Daily trading volume of the Units on the TSX for the recent 12-month period.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Cinram International Income Fund has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Cinram International Income Fund certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CINRAM INTERNATIONAL INCOME FUND (formerly Cinram International Inc.)

By:	/s/ David Rubenstein

Name: David Rubenstein
Title: Trustee

Date: June 13, 2007